Filing under Rule 425 under

the U.S. Securities Act of 1933

Filing by: SOFTBANK CORP.

Subject Company: eAccess Ltd.

SEC File No. 132-02766

October 5, 2012

Correction of Announcement of Making eAccess Ltd.

a Wholly-owned Subsidiary of SOFTBANK CORP.

Through Share Exchange

And

Business Alliance between SOFTBANK MOBILE Corp. and eAccess Ltd.

SOFTBANK CORP. (hereafter “SOFTBANK”) and eAccess Ltd. (hereafter “eAccess”) announce that the two companies have made the following correction in the press release issued on October 1, 2012. Corrections are underlined. Please refer to the attachment for the corrected press release.

Before correction

3. Outline of Share Exchange

(1) Schedule of Share Exchange

September 28, 2012	Resolution at the Board of Directors’ meeting (SOFTBANK)
October 1, 2012	Resolution at the Board of Directors’ meeting (eAccess)
October 1, 2012	Execution of the Agreement (SOFTBANK, eAccess)
February 22, 2013 (tentative)	Final day of share trading (eAccess)
February 25, 2013 (tentative)	Date of delisting (eAccess)
February 28, 2013 (tentative)	Effective date of the Share Exchange

After correction

3. Outline of Share Exchange

(1) Schedule of Share Exchange

September 27, 2012	Resolution at the Board of Directors’ meeting (SOFTBANK)
October 1, 2012	Resolution at the Board of Directors’ meeting (eAccess)
October 1, 2012	Execution of the Agreement (SOFTBANK, eAccess)
February 22, 2013 (tentative)	Final day of share trading (eAccess)
February 25, 2013 (tentative)	Date of delisting (eAccess)
February 28, 2013 (tentative)	Effective date of the Share Exchange

1

(Attachment) Corrected Press Release

October 1, 2012

Announcement of Making

eAccess Ltd. a Wholly-owned Subsidiary of SOFTBANK CORP. Through

Share Exchange

And

Business Alliance between SOFTBANK MOBILE Corp. and eAccess Ltd.

SOFTBANK CORP. (“SOFTBANK”) and eAccess Ltd. (“eAccess”) hereby announce that both companies entered into an agreement (the “Agreement”) regarding a share exchange (kabushiki koukan) (the “Share Exchange”) whereby SOFTBANK will become the sole parent company of eAccess and eAccess will become its wholly-owned subsidiary of SOFTBANK.

It is expected that eAccess common shares will be delisted from Tokyo Stock Exchange, Inc. (the “Tokyo Stock Exchange”) in late February, 2013, prior to the effective date of the Share Exchange, if the Share Exchange is implemented with the approval at the general meeting of shareholders and other necessary procedures; provided, however, that the date of delisting will be changed if the effective date of the Share Exchange is changed by an agreement between SOFTBANK and eAccess.

In addition, SOFTBANK MOBILE Corp. (“SOFTBANK MOBILE”), a consolidated subsidiary of SOFTBANK, and eAccess hereby announce that the both companies have reached a framework agreement on business alliance (the “Business Alliance”).

1.	Purpose of the Share Exchange and Making eAccess a Wholly-owned Subsidiary

We aim to establish a structure which will allow us to combine management resources effectively and efficiently, and accelerate the penetration of the mobile broadband service.

Our current plan is that eAccess will continue to operate the mobile communications business under the “EMOBILE” brand after the Share Exchange, and we have no specific plan to change the basic policy of eAccess’ business including the mobile communications business and the fixed telecommunication business at this moment.

2.	Effects of Making eAccess a Wholly-owned Subsidiary

(1)	Shared utilization of mobile communications network

SOFTBANK MOBILE, a consolidated subsidiary of SOFTBANK, and eAccess will share mobile communications network resources. SOFTBANK MOBILE will provide eAccess with access to its 900 MHz network (Band8, operating band specified in 3GPP) and 2.1 GHz network (Band1, operating band specified in 3GPP), which will allow eAccess to provide the voice and data communications service in broader areas. Meanwhile eAccess will provide SOFTBANK MOBILE with access to its 1.7 GHz (Band3, operating band specified in 3GPP) FDD LTE network for the data communications service, which will allow SOFTBANK MOBILE to use both 2.1 GHz and 1.7 GHz for its FDD LTE service.

(2)	Mutual collaboration on efficient operation of base station sites

SOFTBANK MOBILE and eAccess will conduct a study for the effective use of base station sites for the shared networks, and share, newly build or transfer base stations sites where appropriate, allowing SOFTBANK MOBILE and eAccess to expand our service coverage more quickly and to decrease capital expenditures and maintenance costs.

(3)	Creation of synergies

a)	Enhancement of sales force

The number of retailers of SOFTBANK MOBILE was approximately 7,000 as of the end of August 2012, and the number of retailers of eAccess was approximately 2,000 as of the end of August 2012. Products and services of SOFTBANK MOBILE and eAccess will be available at both retailers. In addition, SOFTBANK TELECOM Corp., a corporate sales force of the SOFTBANK Group, will provide products and services of eAccess (under “EMOBILE” brand). Improvement of both services’ competitiveness is expected through the shared utilization of mobile communications networks, leading to the enhancement of the sales force and expansion of the customer base.

b)	Reduction of mobile device procurement costs

An increase of mobile device sales is expected by the abovementioned enhancement of sales, which will also lead to an increase of procurement units and joint procurement, providing the opportunity for procurement cost reduction through volume purchase.

c)	Sharing of backbone network

We will aim to reduce costs by sharing eAccess’ backbone network for the mobile communications and ADSL services, and the SOFTBANK Group’s backbone network.

3.	Outline of Share Exchange

(1)	Schedule of Share Exchange

September 27, 2012	Resolution at the Board of Directors’ meeting (SOFTBANK)
October 1, 2012	Resolution at the Board of Directors’ meeting (eAccess)
October 1, 2012	Execution of the Agreement (SOFTBANK, eAccess)
February 22, 2013 (tentative)	Final day of share trading (eAccess)
February 25, 2013 (tentative)	Date of delisting (eAccess)
February 28, 2013 (tentative)	Effective date of the Share Exchange

The Share Exchange is planned to be conducted as a simplified share exchange under Article 796, Paragraph 3, of the Companies Act, which does not require approval of the general meeting of shareholders of SOFTBANK, while it requires approval of the general meeting of shareholders of eAccess which is expected to be held around January 2013. We will promptly announce the specific dates for the procedures of the Share Exchange once they are decided.

The abovementioned schedule is subject to change upon an agreement between SOFTBANK and eAccess.

Note 1:	The implementation of the Share Exchange will be subject to (i) approval at the general meeting of shareholders of eAccess, (ii) if required, approval at the general meeting of shareholders of SOFTBANK, (iii) the completion of filing procedures required under the Anti Monopoly Act of Japan (including the circumstance where the Fair Trade Commission has not made any pre-notification of a cease and desist order by the Fair Trade Commission pursuant to the Anti Monopoly Act or any motion for an urgent suspension order pursuant to the Anti Monopoly Act, and where the statutory waiting period under the Anti Monopoly Act has expired), and (iv) if required, the completion of any applicable procedures under anti monopoly laws in foreign jurisdictions including pre-filing requirements.

(2)	Method of Share Exchange

SOFTBANK will become the sole parent company of eAccess and eAccess will become the wholly owned subsidiary of SOFTBANK upon the Share Exchange.

(3)	Details of Allotment upon Share Exchange

Upon the Share Exchange, SOFTBANK will deliver to each shareholder of eAccess (other than SOFTBANK) who is recorded in the shareholder registry as of the point in time immediately preceding the acquisition of all of the issued shares of eAccess by SOFTBANK through the Share Exchange, the number of SOFTBANK common shares calculated by multiplying the total number of eAccess common shares held by the relevant shareholder, by the Exchange Rate (as defined below), in exchange for eAccess shares held by the relevant shareholder; provided, however, that (i) with regard to the shareholders who exercised appraisal rights attached to the eAccess shares held by such shareholders pursuant to Article 785 of the Companies Law, SOFTBANK shares will be delivered to eAccess in place of such shareholders and (ii) if the number of shares that shall be delivered to a shareholder includes any fraction less than one (1) share, SOFTBANK shall pay to such shareholder money calculated in accordance with Article 234 of the Companies Law, with any fraction less than one (1) yen being rounded up to the nearest yen.

The “Exchange Rate” shall mean 16.74, which is the ratio obtained by dividing 52,000 yen (that is considered as the appraisal value of the common stock of eAccess) by 3,108 yen (the “Base Price”) (that is the average of the closing price of regular trading of the common stock of SOFTBANK on the Tokyo Stock Exchange during the three (3) months prior to the execution date of the Agreement, with any fraction less than one (1) yen being rounded up to the nearest yen); provided, however, that, if the average of the closing price of regular trading the common stock of SOFTBANK on the Tokyo Stock Exchange on each of the 10 trading days after (and excluding) the execution date of the Agreement with any fraction less than one (1) yen being rounded up to the nearest yen (the “Base Price After Public Announcement”) is less than 85% of the Base Price, the Exchange Rate shall be adjusted to the ratio obtained by dividing 52,000 yen by the Base Price After Public Announcement (rounded up to two decimal places).

Although SOFTBANK plans, in principle, to issue shares of common stock of SOFTBANK as consideration for the Stock Exchange, SOFTBANK may use its treasury stock as the consideration, in whole or in part, at the time of the Share Exchange.

The total number of SOFTBANK common shares to be delivered upon the Share Exchange may be changed due to the adjustment of the Exchange Rate described above, exercise of stock acquisition rights (including those attached to bonds with stock acquisition rights) of eAccess by holders of such rights and other reasons. As such it has not been fixed at this moment.

Note 1:	Handling of Shares Less Than One Unit

Shareholders who acquire shares less than one (1) unit of SOFTBANK shares as a result of the Share Exchange may take the following procedures with respect to the SOFTBANK shares.

Purchase of shares less than one (1) unit by SOFTBANK, by which a shareholder who holds shares less than one (1) unit of SOFTBANK shares may demand that SOFTBANK purchase those shares in accordance with Article 192 of the Companies Law.

Note 2:	Treatment of a Fraction of Less than One Share

If the number of shares that shall be delivered to a shareholder (other than SOFTBANK) includes any fraction less than one (1) share, SOFTBANK shall pay money in the amount equivalent to such fraction of share, with any fraction less than one (1) yen being rounded up to the nearest yen, to such shareholder pursuant to Article 234 of the Companies Law.

(4)	Handling of Stock Acquisition Rights and Bonds with Stock Acquisition Rights upon Share Exchange

Handling of stock acquisition rights issued by eAccess is provided in the Agreement as described below.

SOFTBANK shall, upon the Share Exchange, deliver to the holders of eAccess stock acquisition rights (excluding the stock acquisition rights attached to Convertible Bonds due 2016) that remain and are not exercised as of the time immediately preceding the time when the Share Exchange takes effect, in exchange for such stock acquisition rights, SOFTBANK stock acquisition rights that have the same economic value as the holders would receive if eAccess purchased such stock acquisition rights in cash at a fair value just before the closing of the Share Exchange, taking the Exchange Rate into consideration.

If approval of the Agreement at the general meeting of shareholders of eAccess necessary for the Share Exchange is obtained, eAccess will redeem all of Convertible Bonds due 2016 (bonds with stock acquisition rights) on or prior to the effective date of the Share Exchange in accordance with their terms and conditions, and SOFTBANK will cooperate in financing for such redemption.

4.	Grounds for Calculation of Exchange Ratio in Share Exchange

(1)	Basis of Calculation

The Exchange Rate is described in 3. (3) above.

As described in 2. above, SOFTBANK believes that the Business Alliance between SOFTBANK MOBILE, a consolidated subsidiary of SOFTBANK, and eAccess creates synergies such as the expansion of customer base through utilization of mobile communications network held by eAccess, effective operation of base stations and enhancement of sales force, as well as cost reduction in the procurement of mobile terminals and backbone network sharing.

eAccess believes that, after the Share Exchange, the Business Alliance with SOFTBANK MOBILE, a consolidated subsidiary of SOFTBANK as described in 2. above, will allow them to secure steady revenue from enhanced sale force utilizing 900 MHz and 2.1 GHz network held by SOFTBANK MOBILE and provision of eAccess’s 1.7 GHz FDD LTE network to SOFTBANK MOBILE, providing further improvement of eAccess’s enterprise value for eAccess shareholders. With the Stock Exchange, the share of eAccess will be delisted, however eAccess shareholders will receive SOFTBANK shares in exchange which will include the enterprise value considering the effect of the Business Alliance, therefore eAccess shareholders will be able to maintain their investment including the Business Alliance.

The closing price of the common stock of eAccess as of September 28, 2012 is 15,070 yen. SOFTBANK and eAccess determined the appraisal value of the common stock of eAccess through mutual consultation, taking into comprehensive consideration the current share prices of eAccess, as well as (i) the mobile communications network held by eAccess, (ii) the customer base held by eAccess, and (iii) synergies that are expected to be generated together with SOFTBANK MOBILE.

The number of cumulative subscribers for the mobile service of eAccess (including the LTE service) reached at 4.2 million as of the end of August 2012. The number of cumulative subscribers for the mobile service of SOFTBANK MOBILE reached at 30.14 million as of the end of August 2012.

To ensure the fairness and appropriateness upon calculation of the share exchange ratio, SOFTBANK and eAccess decided to separately engage independent financial advisors to the financial analysis on the share exchange ratio. SOFTBANK appointed Mizuho Securities Co., Ltd. (“Mizuho Securities”) and PLUTUS CONSULTING Co., Ltd. (“PLUTUS Consulting”). eAccess appointed Goldman Sachs Japan Co., Ltd. (“Goldman Sachs”). The outline of the financial analysis conducted by these financial advisors with regard to the share exchange ratio set out in the Agreement is described in Exhibit 1 “The Overview of the Financial Analyses regarding the Stock Exchange Ratio by the Respective Financial Advisors”.

(2)	Background to Calculation

Each of SOFTBANK and eAccess has taken into comprehensive consideration various factors including the financial condition, assets, future prospects of its business and performance of each party, while SOFTBANK refers to the financial analysis on the share exchange ratio made by Mizuho Securities and PLUTUS Consulting, and eAccess refers to the financial analysis on the share exchange ratio made by Goldman Sachs. Both parties then carefully deliberated and negotiated on the share exchange ratio. As a result, today, SOFTBANK and eAccess have come to the conclusion that the share exchange ratio described in 3. (3) “Details of Allotment upon Share Exchange” of this press release is appropriate, and agreed upon the share exchange ratio.

(3)	Relationship with Financial Advisors

Both Mizuho Securities and PLUTUS Consulting as financial advisors of SOFTBANK, are independent from SOFTBANK, do not fall under the concerned parties of SOFTBANK, and do not have any special interest which should be noted in regard to the Share Exchange.

Certain affiliates of Goldman Sachs, which is acting as a financial adviser of eAccess, hold an aggregate of 1,057,168 shares of common stock of eAccess (equivalent to approximately 30.5 percent of the issued and outstanding shares of common stock of eAccess), one officer of Goldman Sachs is a member of the eAccess board of directors, and one officer of Goldman Sachs or its affiliates is a member of the Softbank board of directors. Goldman Sachs also established the Chinese walls designed to cause its financial advisory team to act independently from the Goldman Sachs affiliates holding the eAccess shares.

(4)	Expectation of and Reasons for Delisting

Upon the Share Exchange, eAccess will become a wholly-owned subsidiary of SOFTBANK as of the effective date of the Share Exchange. We will announce the specific dates for the procedures of the Share Exchange, once they are decided.

While eAccess shares are listed on the first section of the Tokyo Stock Exchange, it is expected that eAccess shares will be delisted upon the Share Exchange, following prescribed procedures pursuant to the Securities Listing Regulations of the Tokyo Stock Exchange. eAccess shares will not be traded on the Tokyo Stock Exchange after the delisting.

Upon the Share Exchange, eAccess shareholders will receive, in exchange for their eAccess shares, SOFTBANK common shares which are also listed on the first section of the Tokyo Stock Exchange.

We think that we can provide liquidity of shares continuously to the shareholders who are allotted 100 shares (equivalent to one (1) unit of SOFTBANK shares) or more of SOFTBANK common stock upon the Share Exchange, since SOFTBANK shares allotted to eAccess shareholders upon the Share Exchange are listed on the Tokyo Stock Exchange and can be traded on the stock market even after the Share Exchange.

Though the shareholders who are allotted less than 100 shares (equivalent to one (1) unit of SOFTBANK shares) of SOFTBANK common stock upon the Share Exchange can not sell such shares on the Tokyo Stock Exchange, they can utilize SOFTBANK’s purchase program of shares less than one (1) unit of SOFTBANK shares if they want. Please refer to Note 1 in 3.(3) above regarding its details. In addition, please refer to Note 2 in 3. (3) above with regard to the details of handlings in case where the number of shares that shall be delivered to a shareholder includes any fraction less than one (1) share.

(5)	Measures to Ensure Fairness

SOFTBANK obtained from Mizuho Securities an opinion dated October 1, 2012, stating that, based on certain conditions including those described in Exhibit 1, the agreed share exchange ratio is appropriate for SOFTBANK from a financial perspective (so called “fairness opinion”), as well as the financial analysis with regard to the share exchange ratio mentioned above. eAccess obtained from Goldman Sachs an opinion dated October 1, 2012, stating that, based on certain conditions including those described in Exhibit 1, the agreed share exchange ratio is appropriate or fair for eAccess shareholders (other than SOFTBANK and its affiliates) from a financial perspective (so called “fairness opinion”), as well as the financial analysis with regard to the share exchange ratio mentioned above. eAccess obtained from UBS Securities Japan Co., Ltd. an opinion stating that, based on certain conditions, the agreed share exchange ratio is appropriate or fair for eAccess shareholders (other than SOFTBANK and its affiliates) from a financial perspective (so called “fairness opinion”).

SOFTBANK appointed Mori Hamada & Matsumoto as its legal advisor, and eAccess appointed Anderson Mori & Tomotsune and Nagashima Ohno & Tsunematsu as its legal advisors. Both parties obtained legal advice from their respective legal advisors with regard to appropriate procedures of the Share Exchange and the method and process for their decision making.

(6)	Measures to Avoid Conflicts of Interest

Both parties do not have any personnel relationship such as dispatch of directors to each other. Therefore, as no conflict of interest arises between SOFTBANK and eAccess, both parties have not taken any measures to avoid potential conflicts of interest.

Among directors of eAccess, Dr. Sachio Semmoto and Mr. Eric Gan did not participate in the discussion or vote at the meeting of the board of directors of eAccess, since there are concerns that they have special interests in the execution of the Agreement in view of the relationship with eAccess shareholders.

5.	Outline of Parties to Share Exchange

		Sole parent company upon share exchange		A wholly-owned subsidiary upon share exchange
(1)	Name	SOFTBANK CORP.		eAccess Ltd.

(2)	Address	1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo		10-1, Toranomon 2-chome Minato-ku, Tokyo

(3)	Name and title of representative	Mr. Masayoshi Son, Chairman and CEO		Dr. Sachio Semmoto, Representative Director & Chairman

(4)	Business description	Pure holding company		Broadband IP Communication Service

(5)	Paid-in capital	JPY 213,797 million		JPY 18,500 million

(6)	Founded	September 3, 1981		November 1, 1999

(7)	Shares issued	1,107,728,781shares		3,465,180 shares

(8)	Financial close	March 31		March 31

(9)	Number of employees (as of March 31, 2012)	Consolidated:	22,710	Consolidated:	—
		Standalone:	175	Standalone:	1,196

(10)	Main suppliers	Apple, Ericsson, Sharp		Huawei Technologies Japan K.K, Ericsson Japan

(11)	Main financing banks	Mizuho Corporate Bank, Ltd.		Mizuho Bank, Ltd.

(12)	Principal shareholders and percentage (as of March 31, 2012)	Masayoshi Son	20.92%	GS TK Holdings III GK	25.30%
		Japan Trustee Services Bank, Ltd.	8.97%	MLPFS Custody Account	6.09%
		JP Morgan Chase Bank 380055	5.55%	GS TK Holdings I GK	4.56%
		The Master Trust Bank of Japan, Ltd.	4.21%	Nomura International Hong Kong Limited (F5-108)	3.21%
		State Street Bank and Trust Company	2.86%	State Street Bank and Trust Company	3.01%
		Trust & Custody Services Bank, Ltd.	2.02%

		Sole parent company upon share exchange	A wholly-owned subsidiary upon share exchange
(13)	Relationship between SOFTBANK and eAccess	Capital relationship	N/A
		Personnel relationship	N/A
		Business relationship	SOFTBANK MOBILE uses highspeed data communication network of eAccess as MVNO (mobile virtual network operator).
		Status as a Related Party	N/A
(14)	Financial results of past 3 years

	SOFTBANK CORP. (consolidated)			eAccess Ltd.
Financial close	March 2010	March 2011	March 2012	March 2010 (consolidated)	March 2011(*)	March 2012 (standalone)
Sales	2,763,406	3,004,640	3,202,435	83,067	181,541	204,743
EBITDA	787,630	930,729	1,013,716	26,555	58,249	62,504
Operating income	465,871	629,163	675,283	19,151	14,967	24,441
Ordinary income	340,997	520,414	573,651	10,828	5,088	12,184
Net income	96,716	189,712	313,752	4,148	14,565	15,156
Net asset	963,971	879,618	1,435,640	13,155	—	86,371
Total asset	4,462,875	4,655,725	4,899,705	86,864	—	352,312
Net asset per share (JPY)	434.74	572.14	852.69	6,981.37	—	24,190.80
Net income per share (JPY)	89.39	175.28	285.78	2,762.06	4,765.51	4,320.98
Dividend per share (JPY) (common share)	5.00	5.00	40.00	2,400	2,400	800

(Unit: JPY million (excluding net asset per share, net incomer per share and dividend per share)

Note:	eAccess conducted a share exchange whereby EMOBILE Ltd. became the wholly owned subsidiary of eAccess effective as of July 1, 2010, and then eAccess merged with EMOBILE Ltd. so that eAccess had no consolidated subsidiary and did not make the consolidated balance sheet. Accordingly, it does not state “net asset”, “total asset” or “net asset per share” above for the fiscal year ending in March 2011. In addition, the figures for the fiscal year ending in March 2011 described above are calculated by consolidating the business performance of EMOBILE Ltd. for the period from April 1, 2010 to March 30, 2011 and that of eAccess for the 9 months period from July 1, 2010 to March 31, 2011.

6. Status after the Share Exchange

Sole Parent Company
(1) Name	SOFTBANK CORP.
(2) Address	1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo
(3) Name and title of representative	Masayoshi Son, Chairman & CEO
(4) Business description	Pure holding company
(5) Paid-in capital	Not determined at this moment.
(6) Financial close	March 31
(7) Net asset	Not determined at this moment.
(8) Total asset	Not determined at this moment.

7. Outline of accounting treatment

The Share Exchange is expected to be treated as an “acquisition” under the Japanese Accounting Standards for Business Combinations. Goodwill resulting from the Share Exchange is therefore expected, but the value is yet to be determined.

8. Future outlook

We will announce the specific dates for the procedures of the Share Exchange and the impact of the Share Exchange on the financial results once they are fixed.

9. Business alliance

SOFTBANK MOBILE, a subsidiary of SOFTBANK, and eAccess reached a framework agreement of the Business Alliance today. SOFTBANK MOBILE will provide eAccess with 900 MHz and 2.1 GHz network, and eAccess will provide SOFTBANK MOBILE with 1.7 GHz FDD LTE network. Usage charge of network, and other terms and conditions of the Business Alliance are to be determined after the discussion by both companies, and the impacts on the financial results to both companies are yet to be determined.

(Reference) Financial result forecast and actual of the previous period

(1)	SOFTBANK (consolidated)

				(JPY million)
	Sales	Operating income	Ordinary income	Net income
Forecast (ending March 2013)	—	—	—	—
Actual (ended March 2012)	3,202,435	675,283	573,651	313,752

The SOFTBANK Group continues to focus on network expansion and customer acquisition of the mobile communications business for the fiscal year ending March 2013. Such efforts will cause an increase in cost, however with a steady increase in customer base, it is expected that sales and operating income will exceed the level of the fiscal year ended March 2012, and operating income will exceed JPY 700 billion.

(2)	eAccess (standalone)

				(JPY million)
	Sales	Operating income	Ordinary income	Net income
Forecast (ending March 2013)	250,000	26,000	15,000	13,500
Actual (ended March 2012)	204,743	24,441	12,184	15,156

Exhibit 1

The Overview of the Financial Analyses

Regarding the Stock Exchange Ratio by the Respective Financial Advisors

1. The Overview of the Financial Analyses by Financial Advisor of SoftBank

(1)	Mizuho Securities Co., Ltd.

Mizuho Securities Co., Ltd. (“Mizuho Securities”) performed Analysis of Historical Share Prices to calculate the price range of the common stock of Softbank since it is listed in a stock exchange and has a market price with abundant liquidity due to its large-sized market capitalization. In performing Analysis of Historical Share Prices, Mizuho Securities reviewed 1) the closing stock price on September 28, 2012 (the “Record date”); 2) the average closing stock price during the month before the Record Date; 3) the average closing stock price during the three months before the Record Date; and 4) the average closing stock price during the six months before the Record Date.

Mizuho Securities performed Analysis of Historical Share Prices, Comparable Companies Analysis, and Discounted Cash Flow Analysis to calculate the price range of the common stock of eAccess. In performing Analysis of Historical Share Prices, Mizuho Securities reviewed 1) the closing stock price on September 28, 2012 (the “Record date”); 2) the average closing stock price during the month before the Record Date; 3) the average closing stock price during the three months before the Record Date; and 4) the average closing stock price during the six months before the Record Date. The financial projections (included the profit plan) with which Mizuho Securities performed Discounted Cash Flow Analysis, includes some fiscal years with a significant increase in profit mainly due to sales unit increase generated by strengthened sales forces and cost reduction through the shared use of backborn networks.

The calculated ranges of the exchange ratio based on each method are as shown below. The calculated ranges of exchange ratio show the range of the number of shares of Softbank’s common stock that are to be allotted for one share of the common stock of eAccess.

Analysis Method	Calculated Range of Exchange Ratio
Analysis of Historical Price	4.72 – 5.27
Comparable Companies Analysis	2.57 – 6.65
Discounted Cash Flow Analysis	15.55 – 22.71

Mizuho Securities has used the information provided by Softbank, in addition to publicly available information, to conduct its analysis. Mizuho Securities has not conducted any independent verification of the accuracy or completeness of this information, but rather has assumed that all such materials and information are accurate or complete and that there is no undisclosed information that would have a significant impact on the exchange ratio analysis. In addition, Mizuho Securities has not made any independent evaluation or assessment of the assets or liabilities (including contingent liabilities) of either party, their subsidiaries or their affiliates, nor has Mizuho Securities independently analyzed or assessed each individual asset or liability. Mizuho Securities calculated the exchange ratio based on information and economic conditions up to and as of September 28, 2012, and Mizuho Securities assumes that the financial projections (including the profit plan and other information) have been rationally prepared on the basis of the best possible estimates and judgment currently available.

Mizuho Securities, the financial advisor for Softbank calculating the share exchange ratio, is not a related party of either Softbank or eAccess, and has no material interest in the share exchange contemplated in this document.

(2)	Plutus Consulting

Plutus Consulting applied the market price standard method in consideration of the fact that both companies’ common shares have a market price, the analysis of comparable companies and the discounted cash flow (DCF) method for the common shares of eAccess. The following is the calculation range for the share exchange ratios obtained from each calculation methodologies, assuming that the value of one share of Softbank is one.

Calculation Method	Range of Calculated Exchange Ratios
Market Price Standard	4.583 – 5.335
Comparable Companies Analysis	2.728 – 6.134
DCF method	13.502 – 19.072

The valuation date was set at September 30, 2012, and the figures used were the closing prices on the First Section of the Tokyo Stock Exchange on the valuation date and the average closing prices for the periods one month, three months and six months before the valuation date.

In calculating the Share Exchange Ratio, Plutus Consulting relied on information provided by Softbank as well as information generally available to the public. Plutus Consulting has assumed that all such information and materials are accurate and complete and has therefore not conducted any independent investigation to verify the accuracy of such information and materials. Plutus Consulting has not conducted any analysis or evaluation of the assets and liabilities of the parties or their related parties (including off-balance sheet assets and liabilities, and other contingent liabilities) and has not conducted, nor requested any third-party financial institution to conduct, any independent valuation or appraisal of such assets and liabilities. Further, Plutus Consulting worked under the assumption that the financial forecast provided by Softbank was produced in a reasonable manner using the best available information and judgment at the times the forecast was made. The Share Exchange Ratio calculation provided by Plutus Consulting is based on such information provided as of September 30, 2012.

It is noted that the financial plan provided by Softbank to Plutus Consulting as the basis of calculations in connection with the DCF method, fiscal years with significant increases in profit are included. This is mainly due to sales unit increase generated by strengthened sales forces and cost reduction through the shared use of backborn networks.

2.	The Overview of the Financial Analyses by Financial Advisor of eAccess

Goldman Sachs, as part of the process of preparing its written opinion referred to in Item 4.5 (Measures to Ensure Fairness), performed a historical stock price analysis, comparable companies analysis, and discounted cash flow (“DCF”) analyses, which DCF analyses were based upon publicly available information and financial projections for eAccess prepared by eAccess’ management, as approved for Goldman Sachs’ use by eAccess, and a range of perpetuity growth rates or multiples. The results of the respective analyses are shown below. The below ranges of the stock exchange ratio are for a number of shares of common stock of SoftBank (“SoftBank Shares”) to be issued in exchange for one share of eAccess common stock (“eAccess Share”). In performing the stock price analysis, Goldman Sachs used September 28, 2012 as the base date, and reviewed the high and low closing market prices of eAccess during the 52-week period ending on the base date as a basis for the analysis. No fiscal year in the financial projections for eAccess used in the DCF analyses assumes any significant increase or decrease in profits. No company used in the comparable companies analysis as a comparison is directly comparable to eAccess.

Goldman Sachs provided its advisory services and the opinion for the information and assistance of the Board of Directors of eAccess in connection with its consideration of the transaction contemplated by the Stock Exchange Agreement (the “Transaction”) and such opinion does not constitute a recommendation as to how any holder of eAccess should vote with respect to the Transaction or any other matter. Goldman Sachs did not recommend any specific stock exchange ratio to eAccess or its Board of Directors or that any specific stock exchange ratio constituted the only appropriate stock exchange ratio. The opinion was approved by a fairness committee of Goldman Sachs and its affiliates. Please refer to Note 1 below which sets forth in more detail, the assumptions made, procedures followed, matters considered and limitations on the review undertaken.

Methodology	Range of the stock exchange ratio
Stock Price Analysis	3.92 ~ 7.07
Comparable Companies Analysis	0.22 ~ 16.87
DCF Analysis (perpetuity growth rates)	6.42 ~ 15.60
DCF Analysis (multiples)	7.10 ~ 18.01

Goldman Sachs also prepared an accretion/dilution analysis. Goldman Sachs reviewed and considered such analyses as a whole in preparing its opinion and did not attribute any particular weight to any factor or analysis considered by it. Goldman Sachs’ analyses and opinion are necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Goldman Sachs as of October 1, 2012, and Goldman Sachs assumes no responsibility for updating, revising or reaffirming its opinion or analyses based on circumstances, developments or events occurring after such date. Goldman Sachs assumed with eAccess’ consent that certain internal financial analyses and forecasts for eAccess have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of eAccess. Except as otherwise noted, the quantitative information used in Goldman Sachs’ financial analyses, to the extent it is based on market data, is based on market data as it existed on or before September 28, 2012 and is not necessarily indicative of current market conditions.

(Note 1) Goldman Sachs and its affiliates (for the purposes of this note, collectively, “Goldman Sachs”) are engaged in commercial and investment banking and financial advisory services, market making and trading, research and investment management (both public and private investing), principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. Goldman Sachs, and funds or other entities in which they invest or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of eAccess, Softbank, any of their respective affiliates and third parties, or any currency or commodity that may be involved in the transaction contemplated by the Agreement (the “Transaction”) for the accounts of Goldman Sachs and their customers. Goldman Sachs has acted as financial advisor to eAccess in connection with, and have participated in certain of the negotiations leading to, the Transaction. Goldman Sachs expects to receive fees for its services in connection with the Transaction, the principal portion of which is contingent upon consummation of the Transaction, and eAccess has agreed to reimburse Goldman Sachs’ expenses arising, and indemnify it against certain liabilities that may arise, out of its engagement. Goldman Sachs has provided certain investment banking services to eAccess and its affiliates from time to time for which Goldman Sachs’ Investment Banking Division has received, and may receive, compensation, including having acted as structuring agent with respect to the refinancing of a ¥178,800,000,000 senior credit facility of eMobile, a wholly owned subsidiary of eAccess, in March 2011 and co-manager of an offering of eAccess’s 8.250 percent senior notes due 2018 (aggregate principal amount of $420,000,000) and 8.375 percent senior notes due 2018 (aggregate principal amount of €200,000,000), in March 2011. Goldman Sachs has also provided certain investment banking services to Softbank and its affiliates from time to time. It may also in the future provide investment banking services to eAccess, Softbank and their respective affiliates for which Goldman Sachs’ Investment Banking Division may receive compensation. In addition, certain of Goldman Sachs’ affiliates hold an aggregate of 1,057,168 eAccess Shares (representing approximately 30.5 percent of the issued and outstanding eAccess Shares), an officer of Goldman Sachs is a member of eAccess’s Board of Directors and an officer of Goldman Sachs is a member of Softbank’s Board of Directors.

In connection with this opinion, Goldman Sachs has reviewed, among other things, the Agreement; the Annual Securities Reports (Yuka Shoken Houkoku-Sho) and Annual Reports to Stockholders of each of eAccess and Softbank for the five fiscal years ended March 31, 2012; certain interim reports to stockholders and the Semi-Annual Reports (Shihanki Houkoku-Sho) of eAccess and Softbank; certain other communications from eAccess and Softbank to their respective stockholders; certain publicly available research analyst reports for Softbank, as approved for Goldman Sachs’ use by eAccess (the “Softbank Analyst Reports”); certain publicly available research analyst reports for eAccess; and certain internal financial analyses and forecasts for eAccess prepared by its management, as approved for use by eAccess (the “Forecasts”). Goldman Sachs has also held discussions with members of the senior management of eAccess regarding their assessment of the strategic rationale for, and the potential benefits of, the Transaction and the past and current business operations, financial condition and future prospects of eAccess and with members of senior management of Softbank regarding their assessment of the current business operations, financial condition and future prospects of Softbank and the Softbank Analyst Reports; reviewed the reported price and trading activity for the eAccess Shares and Softbank Shares; compared certain financial and stock market information for eAccess and Softbank with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the mobile and fixed-line telecommunication industries and in other industries; and performed such other studies and analyses, and considered such other factors, as Goldman Sachs deemed appropriate.

For purposes of rendering this opinion, Goldman Sachs has, with eAccess’s consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, Goldman Sachs, without assuming any responsibility for independent verification thereof. In that regard, Goldman Sachs has assumed with eAccess’s consent that the Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of eAccess. Goldman Sachs has not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of eAccess or Softbank or any of their respective subsidiaries and Goldman Sachs has not been furnished with any such evaluation or appraisal. Goldman Sachs has assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on eAccess or Softbank or on the expected benefits of the Transaction in any way meaningful to its analysis. Goldman Sachs also has assumed that the Transaction will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis.

Goldman Sachs’ opinion does not address the underlying business decision of eAccess to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to eAccess; nor does it address any legal, regulatory, tax or accounting matters. This opinion addresses only the fairness from a financial point of view to the holders (other than Softbank and its affiliates) of eAccess Shares, as of the date thereof, of the Exchange Ratio pursuant to the Agreement. Goldman Sachs does not express any view on, and Goldman Sachs’ opinion does not address, any other term or aspect of the Agreement or Transaction or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transaction, including, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of eAccess; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of eAccess, or class of such persons, in connection with the Transaction, whether relative to the Exchange Ratio pursuant to the Agreement or otherwise. Goldman Sachs is not expressing any opinion as to the prices at which Softbank Shares will trade at any time as to the impact of the Transaction on the solvency or viability of eAccess or Softbank or the ability of eAccess or Softbank to pay their respective obligations when they come due. Goldman Sachs’ opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date thereof and Goldman Sachs assumes no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date thereof. Goldman Sachs’ advisory services and the opinion expressed therein are provided for the information and assistance of the Board of Directors of eAccess in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to how any holder of eAccess Shares should vote with respect to such Transaction or any other matter. Goldman Sachs’ opinion has been approved by a fairness committee of Goldman Sachs.

Notices Regarding Registration under the U.S. Securities Act of 1933

SOFTBANK CORP. (“SoftBank”) may file a registration statement on Form F-4 (“Form F-4”) with the U.S. Securities and Exchange Commission (“SEC”) in connection with the proposed share exchange between SoftBank and eAccess Ltd. (the “Share Exchange”). The Form F-4 for the Share Exchange, if filed, will contain a prospectus and other documents. If a Form F-4 is filed and declared effective, the prospectus contained in the Form F-4 will be mailed to U.S. shareholders of the subject company (eAccess Ltd.) prior to the shareholders’ meeting at which the relevant proposed share exchange will be voted upon. The Form F-4 and prospectus, if filed, will contain important information about the subject company and SoftBank, the Share Exchange and related matters. U.S. shareholders of the subject company are urged to read the Form F-4, the prospectus and other documents that may be filed with the SEC in connection with the Share Exchange carefully before they make any decision at the shareholders’ meeting with respect to the Share Exchange. Any documents filed with the SEC in connection with the proposed Share Exchange will be made available when filed, free of charge, on the SEC’s web site at www.sec.gov. In addition, the documents filed with the SEC in connection with the share exchange will be made available to shareholders upon request, free of charge, by calling, writing or e-mailing Softbank at: 81.3.6889.2290, 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303, Japan, or ir@softbank.co.jp.

Notices Regarding Forward-Looking Statements

This press release includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about SoftBank and its group companies (the “SoftBank Group”). To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the SoftBank Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the SoftBank Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. SoftBank undertakes no obligation to publicly update any forward-looking statements after the date of this press release.